EXHIBIT 21.1

AKORN, INC.
LISTING OF SUBSIDIARIES OF THE REGISTRANT
As of March 15, 2012

Legal Entity Name	Incorporation	Ownership

Registrant / Parent Corporation:
Akorn, Inc.	Louisiana	Shareholders (NASDAQ: AKRX)

U.S. subsidiaries of Akorn, Inc.:
Advanced Vision Research, Inc.	Delaware	Akorn, Inc. (LA)
Akorn (New Jersey), Inc.	Illinois	Akorn, Inc. (LA)
Akorn Ophthalmics, Inc.	Delaware	Akorn, Inc. (LA)
Oak Pharmaceuticals, Inc.	Delaware	Akorn, Inc. (LA)
Akorn-Strides, LLC	Illinois	Akorn, Inc. (LA) (50% owned)

Foreign subsidiaries of Akorn, Inc.:
WorldAkorn Pharma Mauritius	Mauritius	Akorn, Inc. (LA)
Akorn India Private Limited	India	WorldAkorn Pharma Mauritius

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